Fair Market Value of Volcanic, Inc. as of January 31, 2023 In Actual Dollars	Enterprise Value Range 25th Percentile	Median	75th Percentile	Median Enterprise Value
Guideline Public Companies - Revenue Multiples (Market)	$23,600,000	$29,800,000	$36,000,000	$29,800,000
PitchBook - Pre-Money Valuation Data (Market)	$21,500,000	$26,000,000	$40,000,000	$26,000,000
Discounted Cash Flow - Revenue Multiple Terminal Value (Income)	$25,200,000	$31,900,000	$38,400,000	$31,900,000


Median
$29,800,000
Guideline Public Companies - Revenue Multiples (Market)
PitchBook - Pre-Money Valuation Data (Market)
Discounted Cash Flow - Revenue Multiple Terminal Value (Income)
US $000's
$0
$5,000
$10,000
$15,000
$20,000
$25,000
$30,000
$35,000
$40,000
$45,000

The numbers mentioned above are forward-looking and cannot be guaranteed.